UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________
Form 11-K
__________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-15885
_________________________________
MATERION CORPORATION
RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

MATERION CORPORATION
6070 Parkland Blvd.
Mayfield Heights, OH 44124

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office.)

Materion Corporation Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Materion Corporation Retirement Savings Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Materion Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2017 and the related statement of changes in net assets available for benefits for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ________________________________
MEADEN & MOORE, LTD.

We have served as the Plan’s auditor since 2017.

Cleveland, Ohio
June 26, 2018

Report of Independent Registered Public Accounting Firm
To the Compensation Committee and Governance and Organization Committee of Materion Corporation and the Materion Corporation Retirement Savings Plan
We have audited the accompanying statement of net assets available for benefits of Materion Corporation Retirement Savings Plan as of December 31, 2016. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of Materion Corporation Retirement Savings Plan at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 29, 2017

Materion Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments at fair value	$283,180,914	$243,466,535
Receivables:
Employer contributions	2,076,818	1,773,263
Participant contributions	447,924	408,249
Notes receivable from participants	5,747,361	5,631,722
Total receivables	8,272,103	7,813,234
Pending sales	22	38,446
Total Assets	291,453,039	251,318,215
Net assets available for benefits	$291,453,039	$251,318,215

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions
Investment income:
Net appreciation in fair value of investments	$35,002,857
Interest and dividends	10,732,307
Total investment income	45,735,164
Interest income on notes receivable from participants	66,896
Contributions:
Participants	11,744,290
Employer	4,431,643
Catch-up	528,267
Rollover	814,404
17,518,604
Total additions	63,320,664
Deductions
Benefit payments	23,185,840
Total deductions	23,185,840
Net increase	40,134,824
Net assets available for benefits:
Beginning of year	251,318,215
End of year	$291,453,039

See accompanying notes to financial statements.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016
and Year Ended December 31, 2017

Note A - Description of the Plan
The following description of the Materion Corporation Retirement Savings Plan (the “Plan”) provides only general information. Materion Corporation (the “Company”) is the plan sponsor. Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan that covers certain eligible employees of the Company and participating employers who have adopted the Plan. (Company references include participating employers where appropriate.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Administrative Committee (the “Committee”) is responsible for the general administration of the Plan. Fidelity Management Trust Company is the trustee and record keeper for the Plan.
Eligible participants are automatically enrolled in the Plan once they have attained 18 years of age unless they affirmatively decline to participate.
Contributions
The Plan allows employees of the Company to make contributions from 1% to 50% of their earnings through pre-tax (salary reduction), Roth and/or after-tax contributions, subject to IRC limitations for 401(k) contributions, which was $18,000 for 2017. Participants who have attained age 50 before the end of the Plan year are eligible to make Catch-Up contributions up to $6,000 for 2017.
Currently, pre-tax, Roth and/or after-tax contributions are matched by the Company at the rate of 50% on contributions up to 2% of compensation and 25% on contributions between 3% and 6% of compensation. For pay periods prior to March 25, 2017, basic contributions were matched by the Company at the rate of 25% on contributions up to 6% of compensation for all participants. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company's Board of Directors.
Participants may also elect to make a direct rollover contribution ("rollover") to the Plan of an eligible rollover distribution from another employer-sponsored qualified plan.
The Plan has an annual retirement contribution feature. This annual retirement contribution is made for all U.S. employees who are employed on the last day of each plan year, beginning December 31, 2012, and who are not covered under the Company's defined benefit plan, which was closed to new entrants as of May 26, 2012. The annual retirement contribution is calculated as a percentage of the employee's eligible compensation each year beginning on and after May 26, 2012 and is based on the following table:

Age Plus Points Service	Contribution Percentage
Under 35	1.5%
35.00-49.99	2.5%
50.00-64.99	3.5%
65.00 and over	4.5%
“Age Plus Points Service” is the sum of the participant's age and years of service determined as of the last day of the Plan Year, carried out to two decimal places.
Vesting
All participant and Company matching contributions are fully and immediately vested. All employees hired prior to May 26, 2012 who are eligible to receive the annual retirement contribution are fully vested in this contribution at all times. All employees hired on and after May 26, 2012 will be fully vested in the annual retirement contribution after 3 years of continuous service with the Company.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire annual retirement contribution. Forfeitures are used periodically to reduce employer matching contributions made to the Plan. Forfeited amounts used were $81,034 and $87,764 in 2017 and 2016, respectively.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions, rollovers, and Plan earnings based on the participant's relative investment holdings. Administrative expenses are also allocated to participant's accounts based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Loans
A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant's account, immediately prior to the loan and evidenced by a promissory note executed by the participant; however, a loan may not be drawn from the participant's annual retirement contributions.
Participants may borrow from their accounts with a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The $50,000 limit is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period. A participant may not have more than one loan outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined monthly by the plan administrator. Principal and interest is paid ratably through bi-weekly, or weekly (as applicable) payroll deductions over not more than five years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, they may continue to make loan payments through a pre‑authorized check agreement. If the loan is not repaid, it will automatically be treated as a distribution to the participant after one full calendar quarter of nonpayment.
Payment of Benefits
At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company matching and vested annual retirement contributions credited to the employee's account plus or minus any net gain or loss thereon. Prior to termination of employment, distribution of certain amounts is permitted, not including, however, annual retirement contributions.
The value of distributions and withdrawals is based on the value of a participant's vested account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant's account as of such valuation date. Benefits are recorded when paid.
Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

i.	Lump sum payment in cash;

ii.
Lump sum payment in cash, except that a participant's interest in the Company Stock Fund and the PAYSOP (“Payroll Stock Ownership Plan”) contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

iii.	Periodic distributions, not more frequently than monthly, of at least $200.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record keeping, legal and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan. Participant elections may be adjusted or reallocated at any time by the participants. The Administrative Committee may adopt rules, procedures and restrictions (e.g., timing and frequency restrictions) for transfers to or from any of the investment options.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the plan terminates, participants will receive distributions as if each participant of the Plan had then terminated his or her employment.
Note B - Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Investment Valuation
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note E for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.
The Materion Corporation Retirement Plan Investment Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Materion Corporation Retirement Plan Investment Committee is comprised of three senior executive members of Materion and reports to the Board of Directors of the Company.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Note C - Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated March 10, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

Note D - Transactions with Related Parties and Parties-in-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Investments. Fidelity Management Trust Company, a subsidiary of Fidelity Investments, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. During 2017, the Plan received $149,850 in cash dividends from investments in common stock of the Company.
During 2017, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	1,603,546
Sales	5,715,314
Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.
Note E - Fair Value Measurements
The fair value framework establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below.
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2017.
Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: These investments are publicly traded investment vehicles, which are valued daily at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.
Money Market Funds: These investments include short-term instruments and cash and are valued based on quoted market prices.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Materion Corporation Retirement Savings Plan
Notes to Financial Statements - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:
Assets at Fair Value as of December 31, 2017

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$15,951,849	$—	$—	$15,951,849
Mutual Funds	247,709,410	—	—	$247,709,410
Money Market Funds	19,519,655	—	—	19,519,655
Total investments	$283,180,914	$—	$—	$283,180,914

Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$16,565,732	$—	$—	$16,565,732
Mutual Funds	205,766,071	—	—	$205,766,071
Money Market Funds	21,134,732	—	—	21,134,732
Total investments	$243,466,535	$—	$—	$243,466,535

Note F - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
G. Subsequent Events
Management evaluates events occurring through the date the financial statements are issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Materion Corporation Retirement Savings Plan
EIN: 34-1919973 Plan Number—003
Schedule H, Line 4i, Schedule of Assets (Held at End of Year) December 31, 2017

	Description of Investment	Current Value
Materion Corporation Common Stock*	328,227.336 shares	$15,951,849
Mutual Funds:
DFA U.S. Large Cap Value Fund	337,279.588 shares	13,194,377
DFA Emerging Markets Value I Fund	71,650.328 shares	2,236,923
Dodge & Cox International Stock Fund	57,398.643 shares	2,658,705
Fidelity Blue Chip Growth Fund*	434,978.639 shares	38,217,223
Fidelity Diversified International Fund K*	311,845.768 shares	12,452,001
Fidelity Freedom 2005 K Fund*	60,738.291 shares	761,658
Fidelity Freedom 2010 K Fund*	66,486.076 shares	1,066,437
Fidelity Freedom 2015 K Fund*	306,745.203 shares	4,098,116
Fidelity Freedom 2020 K Fund*	1,083,400.892 shares	17,930,285
Fidelity Freedom 2025 K Fund*	1,114,263.770 shares	16,023,113
Fidelity Freedom 2030 K Fund*	988,168.513 shares	17,816,678
Fidelity Freedom 2035 K Fund*	740,518.032 shares	11,263,279
Fidelity Freedom 2040 K Fund*	806,230.803 shares	8,618,607
Fidelity Freedom 2045 K Fund*	522,088.743 shares	6,322,495
Fidelity Freedom 2050 K Fund*	312,419.850 shares	3,802,150
Fidelity Freedom 2055 K Fund*	160,086.662 shares	2,196,389
Fidelity Freedom 2060 K Fund*	33,410.674 shares	408,278
Fidelity Freedom Income K Fund*	162,137.893 shares	1,906,742
Fidelity Spartan 500 Index Institutional Fund*	290,139.673 shares	27,113,552
Harbor Small Cap Growth Fund Retirement	271,627.352 shares	3,922,299
Harbor Small Cap Value Institutional Class	154,043.043 shares	5,591,762
Prudential Global Real Estate Fund	103,189.182 shares	2,500,274
Loomis Global Bond	61,854.180 shares	1,030,491
Prudential Total Return Bond Q	1,317,696.822 shares	19,238,374
Vanguard Balanced Index Fund Institutional	384,831.303 shares	13,361,343
Vanguard Inflation-Protected Securities Fund Institutional	289,501.940 shares	3,019,505
Vanguard Mid-Cap Index Fund Institutional	258,940.302 shares	10,958,354
		247,709,410
Money Market Funds:
Fidelity Cash Reserves Fund*	2,146.470 shares	2,146
Fidelity Government Money Market Fund*	19,517,508.590 shares	19,517,509
		19,519,655
Participant loans*	Interest rates ranging from 0.28% to 6.75% with maturity dates through 2032	5,747,361
		$288,928,275
* Party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MATERION CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 26, 2018	By:	/s/ Stephen Shamrock
Stephen Shamrock
Vice President, Controller and Investor Relations
Materion Corporation

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore
23.2	Consent of Independent Registered Public Accounting Firm - Ernst & Young